Exhibit 99.1

Yunji Announces Second Quarter 2021 Unaudited Financial Results

Hangzhou, CHINA, August 26, 2021 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced its unaudited financial results for the second quarter ended June 30, 20211.

Second Quarter 2021 Highlights

•

Total revenues in the second quarter of 2021 were RMB570.7 million (US$88.4 million), compared with RMB1,486.9 million in the same period of 2020, primarily due to the Company’s focus on refining its product selection across all categories by upgrading its strategy to carefully curate products through the implementation of its megahit product pool initiative. In line with the Company’s long-term growth strategy to focus on profitability, the Company optimized its selection of suppliers and merchants during the refinement process, which caused sales decreases in both its marketplace business and merchandise sales.

•	Repeat purchase rate[2] in the twelve months ended June 30, 2021 was 81.2%.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, said, “In the second quarter of 2021, we remained focused on increasing membership value and optimizing product selection and refinement. As a result of these continued efforts, our repeat purchase rate has now stabilized. Average spending per buyer3 in the second quarter of 2021 reached RMB853. We are delighted to see these improvements and will continue to execute our supply chain differentiation and product curation strategies to generate lasting shareholder value.”

“After several quarters of optimization, our refined operations have resulted in significant improvements in our profitability. During the second quarter of 2021, we recorded an operating income of RMB16.0 million and a net income of RMB17.0 million, compared with an operating loss of RMB45.2 million and a net loss of RMB17.5 million in the same period last year. As of June 30, 2021, we had RMB1,092.1 million in Cash and cash equivalents, restricted cash, and short-term investment, compared with RMB1,323.9 million as of December 31, 2020. We are confident that our innovative strategies and refined operational capabilities will continue to drive our sustainable development in the future.” said Mr. Chengqi Zhang, Yunji’s Vice President of Finance.

Second Quarter 2021 Unaudited Financial Results

Total revenues were RMB570.7 million (US$88.4 million), compared with RMB1,486.9 million in the same period of 2020. This decrease was primarily due to the Company’s decision to upgrade its strategy to carefully curate products starting from the first quarter of 2021. As part of these upgrades, the Company launched its megahit product pool initiative, which focused on introducing more products with strong repurchase potential and customer appeal to refine product selections across all product categories on its platform. In line with the Company’s long-term growth strategy to focus on profitability, the Company optimized its selection of suppliers and merchants across its platform, which caused sales decreases in both its marketplace business and merchandise sales.

•	Revenues from sales of merchandise, net decreased by 63.7% to RMB472.1 million (US$73.1 million) from RMB1,299.3 million in the same period of 2020.

•

Revenues from the membership program were RMB1.9 million, compared with RMB12.3 million in the same period of 2020. From January 2020 until the end of March 2021, the Company allowed all its users to enjoy membership benefits free of charge for one year simply by registering for an account on the Yunji app. The Company has discontinued free membership as of April 1, 2021. As a result, revenues from the membership program in the second quarter of 2021 were from paying members who joined the new membership program launched in the second quarter of 2021, while membership revenues in the same period of 2020 were all from the deferred revenue of prior paying members.

•	Revenues from the marketplace business were RMB88.2 million (US$13.7 million), compared with RMB159.6 million in the same period of 2020.

•	Other revenues decreased by 45.1% to RMB8.6 million (US$1.3 million) from RMB15.6 million in the same period of 2020.

Total cost of revenues decreased by 64.8% to RMB370.5 million (US$57.4 million), or 64.9% of total revenues, from RMB1,053.7 million, or 70.9% of total revenues, in the same period of 2020. The decrease was mainly attributable to the decline in merchandise sales, for which revenues are recognized on a gross basis. Total cost of revenues was mainly comprised of the costs related to the sales of merchandise revenue in the second quarter of 2021.

Total operating expenses decreased by 61.6% to RMB186.9 million (US$28.9 million) from RMB486.6 million in the same period of 2020.

•

Fulfillment expenses decreased by 61.2% to RMB50.1 million (US$7.8 million), or 8.8% of total revenues, from RMB129.0 million, or 8.7% of total revenues, in the same period of 2020. The decrease was primarily due to: (i) reduced warehousing and logistics expenses due to lower merchandise sales, and (ii) reduced personnel costs due to staffing structure refinements.

•

Sales and marketing expenses decreased by 73.1% to RMB61.5 million (US$9.5 million), or 10.8% of total revenues, from RMB228.4 million, or 15.4% of total revenues, in the same period of 2020. The decrease was mainly due to the decreases in member management fees and business promotion expenses.

•

Technology and content expenses decreased by 44.7% to RMB32,4 million (US$5.0 million), or 5.7% of total revenues, from RMB58.6 million, or 3.9% of total revenues, in the same period of 2020. The decrease was mainly due to the reduction in personnel costs as a result of staffing structure refinements, and reduced server costs.

•

General and administrative expenses decreased by 39.3% to RMB42.9 million (US$6.6 million), or 7.5% of total revenues, from RMB70.7 million, or 4.8% of total revenues, in the same period of 2020, primarily due to a decrease in share-based compensation expenses.

Income from operations was RMB16.0 million (US$2.5 million), compared with loss from operations of RMB 45.2 million in the same period of 2020.

Financial income, net was RMB7.8 million (US$1.2 million), compared with RMB28.2 million in the same period of 2020, primarily due to decreased fair value of equity securities with readily determinable fair value.

Net Income was RMB17.0 million (US$2.6 million), compared with net loss of RMB17.5 million in the same period of 2020.

Adjusted net income (non-GAAP)4 was RMB23.9 million (US$3.7 million), compared with RMB20.1 million in the same period of 2020.

Basic and diluted net Income per share attributable to ordinary shareholders were both RMB0.01, compared with basic and diluted net loss per share attributable to ordinary shareholders of RMB0.01 in the same period of 2020.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses adjusted net income/(loss) as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/(loss) as net income/(loss) excluding share-based compensation.

The Company presents adjusted net income/(loss) because it is used by management to evaluate operating performance and formulate business plans. Adjusted net income/(loss) enables management to assess operating performance without considering the impact of share-based compensation recorded under ASC 718, “Compensation-Stock Compensation”. The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/(loss) is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Yunji’s business and is not reflected in the presentation of adjusted net income/(loss). Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Yunji encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable Financial Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call on Thursday, August 26, 2021, at 7:00 AM Eastern Time or 7:00 PM Beijing/Hong Kong Time to discuss its earnings.

In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive important details for this conference including the call date and time, a unique registrant ID, and a set of participant dial-in numbers to join the conference call.

Conference ID	2439548
Registration Link	http://apac.directeventreg.com/registration/event/2439548

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

United States Toll Free	+1-855-452-5696
International	+61-2-8199-0299
Conference ID	2439548

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, LLC

Robin Yang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	1,063,900	760,518	117,789
Restricted cash	125,844	72,244	11,189
Short-term investments	134,146	259,369	40,171
Accounts receivable, net (Allowance for credit losses of RMB8,603 and RMB5,718, respectively)	164,733	135,234	20,945
Advance to suppliers	103,836	81,948	12,691
Inventories, net	135,245	100,883	15,625
Amounts due from related parties	7,841	1,778	275
Prepaid expenses and other current assets (Allowance for credit losses of RMB2,972 and RMB4,053, respectively)	410,423	447,167	69,257

Total current assets	2,145,968	1,859,141	287,942

Non-current assets
Property and equipment, net	26,010	17,190	2,662
Long-term investments5	158,931	224,680	34,799
Deferred tax assets	59,455	40,683	6,301
Operating lease right-of-use assets, net	11,324	5,087	788
Other non-current assets (Allowance for credit losses of RMB1,514 and RMB1,913, respectively)	148,793	176,876	27,395

Total non-current assets	404,513	464,516	71,945

Total assets	2,550,481	2,323,657	359,887

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICITS)/EQUITY
Current Liabilities
Accounts payable	501,549	375,569	58,168
Deferred revenue	50,951	36,620	5,672
Incentive payables to members	312,170	278,857	43,189
Refund payable to members	4,398	2,010	311
Member management fees payable	45,841	26,078	4,039
Other payable and accrued liabilities	280,586	228,331	35,364
Amounts due to related parties	22,989	16,381	2,537
Operating lease liabilities—current	6,988	3,921	607

Total current liabilities	1,225,472	967,767	149,887

Non-current liabilities
Operating lease liabilities	8,309	5,214	808
Deferred tax liabilities	1,832	6,890	1,067

Total non-current liabilities	10,141	12,104	1,875

Total Liabilities	1,235,613	979,871	151,762

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
Shareholders’ equity
Ordinary shares	70	70	11
Less: Treasury stock	(85,202)	(62,272)	(9,645)
Additional paid-in capital	7,327,148	7,334,196	1,135,922
Statutory reserve	12,624	12,624	1,955
Accumulated other comprehensive income/(loss)	9,452	(3,292)	(510)
Accumulated deficit	(5,952,085)	(5,938,888)	(919,817)

Total Yunji Inc. shareholders’ equity	1,312,007	1,342,438	207,916
Non-controlling interests	2,861	1,348	209

Total shareholders’ equity	1,314,868	1,343,786	208,125

Total liabilities and shareholders’ equity	2,550,481	2,323,657	359,887

YUNJI INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2020	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Sales of merchandise, net	1,299,325	472,081	73,116	2,745,182	1,043,969	161,690
Membership program revenue	12,333	1,885	292	37,467	1,885	292
Marketplace revenue	159,643	88,174	13,656	317,714	183,548	28,428
Other revenues	15,628	8,582	1,329	35,772	16,717	2,589

Total revenues	1,486,929	570,722	88,393	3,136,135	1,246,119	192,999

Operating cost and expenses:
Cost of revenues	(1,053,705)	(370,521)	(57,386)	(2,201,728)	(809,886)	(125,435)
Fulfilment	(129,004)	(50,118)	(7,762)	(267,090)	(114,952)	(17,804)
Sales and marketing	(228,351)	(61,477)	(9,522)	(480,012)	(157,802)	(24,440)
Technology and content	(58,577)	(32,407)	(5,019)	(116,515)	(69,895)	(10,825)
General and administrative	(70,662)	(42,888)	(6,643)	(145,844)	(116,956)	(18,114)

Total operating cost and expenses	(1,540,299)	(557,411)	(86,332)	(3,211,189)	(1,269,491)	(196,618)

Other operating income	8,200	2,657	412	23,778	19,571	3,031

(Loss)/income from operations	(45,170)	15,968	2,473	(51,276)	(3,801)	(588)
Financial income, net	28,232	7,795	1,207	18,428	28,281	4,380
Foreign exchange (loss)/income, net	(3,662)	(1,248)	(193)	2,359	(1,077)	(167)
Other non-operating income, net	—	7,489	1,160	—	8,402	1,301

(Loss)/income before income tax benefit/(expense), and equity in loss of affiliates, net of tax	(20,600)	30,004	4,647	(30,489)	31,805	4,926
Income tax benefit/(expense)	3,305	(7,714)	(1,195)	160	(10,963)	(1,698)
Equity in loss of affiliates, net of tax	(203)	(5,332)	(826)	(407)	(7,856)	(1,217)

Net (loss)/income	(17,498)	16,958	2,626	(30,736)	12,986	2,011
Less: net loss attributable to non-controlling interests shareholders	(5,548)	(56)	(9)	(5,676)	(205)	(32)

Net (loss)/income attributable to YUNJI INC.	(11,950)	17,014	2,635	(25,060)	13,191	2,043

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2020	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/income attributable to ordinary shareholders	(11,950)	17,014	2,635	(25,060)	13,191	2,043

Net (loss)/income	(17,498)	16,958	2,626	(30,736)	12,986	2,011
Other comprehensive (loss)/income
Foreign currency translation adjustment	(666)	(19,219)	(2,977)	17,583	(12,744)	(1,974)

Total comprehensive (loss)/income	(18,164)	(2,261)	(351)	(13,153)	242	37
Less: total comprehensive loss attributable to non-controlling interests shareholders	(5,548)	(56)	(9)	(5,676)	(205)	(32)

Total comprehensive (loss)/income attributable to YUNJI INC.	(12,616)	(2,205)	(342)	(7,477)	447	69

Net (loss)/income attributable to ordinary shareholders	(11,950)	17,014	2,635	(25,060)	13,191	2,043
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	2,124,741,188	2,140,954,126	2,140,954,126	2,124,450,699	2,137,900,343	2,137,900,343

Net loss per share attributable to ordinary shareholders
Basic	(0.01)	0.01	—	(0.01)	0.01	—
Diluted	(0.01)	0.01	—	(0.01)	0.01	—

YUNJI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2020	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Technology and content	3,388	787	122	7,357	2,681	415
General and administrative	27,669	5,934	919	56,729	24,781	3,838
Fulfillment	3,644	(152)	(24)	7,706	(215)	(33)
Sales and marketing	2,884	335	52	5,105	695	108

Total	37,585	6,904	1,069	76,897	27,942	4,328

YUNJI INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY  COMPARABLE FINANCIAL MEASURES

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2020	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net (loss)/income to Adjusted Net Income:
Net (loss)/income	(17,498)	16,958	2,626	(30,736)	12,986	2,011
Add: Share-based compensation	37,585	6,904	1,069	76,897	27,942	4,328

Adjusted net income	20,087	23,862	3,695	46,161	40,928	6,339

1.

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.4566 to US$1.00, the exchange rate in effect as of June 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

2.

“Repeat purchase rate” in a given period is calculated as the number of transacting members who purchased not less than twice divided by the total number of transacting members during such period. “Transacting member” in a given period refers to a member who successfully promotes Yunji’s products to generate at least one order or places at least one order on Yunji’s platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned.

3.

“Average spending per buyer” in a given period is calculated by dividing total GMV in that period by the number of buyers in the same period. “Buyer” in a given period refers to a user who places at least one order on Yunji’s platform during such period, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned.

4.

Adjusted net income/(loss) is a non-GAAP financial measure, which is defined as net income/(loss) excluding share-based compensation expense. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable Financial Measures” set forth at the end of this press release.

5.

As of June 30, 2021, the balance of long-term investment mainly represented equity securities with readily determinable fair value, which was remeasured based upon market price at each period end and recorded the unrealized changes in Financial income, net, in the Unaudited Condensed Consolidation Statements of Comprehensive Income/(loss).